Patrick Gadson pgadson@velaw.com

Tel +1.212.237.0198

October 30, 2024

VIA EMAIL AND EDGAR

Christina Chalk

Associate Chief

Eddie Kim

Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	AIM IMMUNOTECH INC.
PREC14A filed October 15, 2024
File No. 001-27072

Dear Ms. Chalk and Mr. Kim:

Set forth below are the responses on behalf of AIM ImmunoTech Inc. (the “Company”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s preliminary proxy statement, File No. 001-27072, filed with the Commission on October 15, 2024 (the “Preliminary Proxy Statement”). Substantially concurrently with the submission of this letter, the Company is filing an Amendment No. 1 to its Preliminary Proxy Statement (“Amendment No. 1”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. Unless otherwise specified, all references to page numbers and captions correspond to the Preliminary Proxy Statement, and all capitalized terms used but not defined herein have the same meaning as in the Preliminary Proxy Statement.

Vinson & Elkins LLP Attorneys at Law Austin Dallas Dubai Dublin Houston London Los Angeles New York Richmond San Francisco Tokyo Washington	The Grace Building, 1114 Avenue of the Americas, 32nd Floor New York, NY 10036-7708 Tel +1.212.237.0000 Fax +1.212.237.0100 velaw.com

U.S. Securities and Exchange Commission October 30, 2024 Page 2

PREC14A filed October 15, 2024

General

1.	Please revise to provide the information called for by Item 407(i) of Regulation S-K. See Item 7(b) of Schedule 14A.

RESPONSE: We acknowledge the Staff’s comment and respectfully advise the Staff that the Company has amended the Preliminary Proxy Statement to include such information. On page 12 of Amendment No. 1, we will include disclosure substantially similar to the below (bold underlined text representing an addition):

“We do not have a policy that prohibits employees (including officers) and directors or any of their designees, from purchasing financial instruments (including prepaid variable forward contracts, equity swaps, collars, and exchange funds), or otherwise engaging in transactions, that hedge or offset, or are designed to hedge or offset, any decrease in the market value of the Company’s equity securities granted to the employee or director by the Company as part of the compensation of the employee or director or otherwise held, directly or indirectly, by the employee or director.”

2.	Please revise to provide the information called for by Item 408(b) of Regulation S-K. See Item 7(b) of Schedule 14A.

RESPONSE: We acknowledge the Staff’s comment and respectfully advise the Staff that the Company has amended the Preliminary Proxy Statement to include such information. On page 12 of Amendment No. 1, we will include disclosure substantially similar to the below (bold underlined text representing an addition):

“Our Code of Ethics and Business Conduct for Officers, Directors, Employees, Agents and Consultants contains policies and procedures governing the purchase, sale, and/or other dispositions of the Company’s securities by directors, officers and employees that are reasonably designed to promote compliance with insider trading laws, rules and regulations, and listing standards applicable to the Company.”

U.S. Securities and Exchange Commission October 30, 2024 Page 3

Other Matters, page 18

3.	We note the following disclosure: “On June 18, 2024, appealed [sic] the District Court’s orders of dismissal and denial of the Company’s motion for reconsideration (AIM ImmunoTech, Inc. v. Tudor, et al., Case No. 0:2023prici13576 (11th Cir. 2023)).” Docket number 180 for the district court proceeding, however, reflects that the Company’s Notice of Appeal was filed on June 28, 2024. Please revise, or advise.

RESPONSE: We acknowledge the Staff’s comment and respectfully advise the Staff that the Company has amended the Preliminary Proxy Statement to revise such disclosure. On page 18 of Amendment No. 1, we will include disclosure substantially similar to the below (bold underlined text representing an addition):

“We appealed the District Court’s orders of dismissal and denial of the Company’s motion for reconsideration (AIM ImmunoTech, Inc. v. Tudor, et al., Case No. 0:2023prici13576 (11th Cir. 2023)).”

4.	See comment above. We also note that, page 9 of the Dissident Group’s preliminary proxy statement, filed on October 18, 2024, includes the following disclosure: “On June 28, 2024, AIM appealed the Florida federal court’s orders of dismissal of the Florida Section 13(d) Action, denial of AIM’s motion for reconsideration and sanctions. This appeal is pending. A mediation is scheduled for November 5, 2024.” Please revise your disclosure to provide additional information regarding the pending appeal and the upcoming mediation, including how either could affect the upcoming proxy contest, if at all.

RESPONSE: We acknowledge the Staff’s comment and respectfully advise the Staff that the Company has amended the Preliminary Proxy Statement to add such disclosure. On page 18 of Amendment No. 1, we will include disclosure substantially similar to the below (bold underlined text representing an addition):

“We appealed the District Court’s orders of dismissal and denial of the Company’s motion for reconsideration (AIM ImmunoTech, Inc. v. Tudor, et al., Case No. 0:2023prici13576 (11th Cir. 2023)). The Company filed a motion to stay enforcement of the judgment pending the 11th Circuit Appeal, which the District Court granted on June 21, 2024. The Company filed an appellate brief on September 4, 2024. This appeal is pending. A mediation has been scheduled for November 5, 2024. It is unknown whether the mediation or appeal would have any impact on the contested proxy solicitation.”

General

5.	Where you reference the availability of information about the Dissident Group nominees on page 5, include the Commission Website address where such information may be found. See Item 7(f) of Schedule 14A.

RESPONSE: We acknowledge the Staff’s comment and respectfully advise the Staff that the Company has amended the Preliminary Proxy Statement to add such disclosure. On page 5 of Amendment No. 1, we will include disclosure substantially similar to the below (bold underlined text representing an addition):

“Stockholders should refer to the Dissident Group’s proxy statement for the names, backgrounds, qualifications and other information concerning the Dissident Group’s nominees. You may access the Dissident Group’s proxy statement, and any other relevant documents, without cost on the SEC’s website at www.sec.gov.”

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U.S. Securities and Exchange Commission October 30, 2024 Page 4

Please contact me directly at (212) 237-0198 with any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff.

Very truly yours,

/s/ C. Patrick Gadson
C. Patrick Gadson

cc:	Lawrence S. Elbaum, Vinson & Elkins L.L.P.
Richard Feiner, Silverman Shin & Schneider PLLC